March 20, 2018

VIA EDGAR

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form S-3 (File No. 333-217677)

Ladies and Gentlemen:

On May 4, 2017, Yangtze River Port & Logistics Ltd., a Nevada corporation (the “Company”), filed Registration Statement No. 333-217677 on Form S-3 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering as contemplated by the Registration Statement and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective by the Commission and no securities were sold under the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Benjamin Tan, Esq. of Sichenzia Ross Ference Kesner LLP, at 646-810-0609.

Very truly yours,

YANGTZE RIVER PORT AND LOGISTICS LIMITED

By:	/s/ Xiangyao Liu
Xiangyao Liu
Chief Executive Officer